# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAGTEC GLOBAL LIMITED, CIK 0002029138
CUSIP: G7779D108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, Kuala Lumpur, Malaysia (N8), 50250
Date of event which requires filing of this statement: 06/17/2026
Filed by CIK 0002070001
Persons authorized to receive notices and communications: Ng Chen Lok, Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, Kuala Lumpur, Malaysia (N8), 50250, 603-3310 0089

## Reporting persons
- Ng Chen Lok (CIK 0002070001): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF), other (OO); sole voting power 8,452,600; shared voting power 0; sole dispositive power 8,452,600; shared dispositive power 0; aggregate amount beneficially owned 8,452,600 (41.13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: SAGTEC GLOBAL LIMITED
Address of issuer's principal executive offices: Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, Kuala Lumpur, Malaysia (N8), 50250

## Item 2. Identity and Background
Name of person filing: Ng Chen Lok
Residence or business address: Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer, Chairman of the Board and Director of the Issuer. The address of the Issuer is Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF and OO. Ng Chen Lok acquired 1,500,000 Class A Ordinary Shares beneficially owned by him in exchange for capital contributions to the issuer, as well as 415,000 Class A Ordinary Shares issued to him as supplemental equity compensation for his continued service to the Company during the 2026 financial year.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person has acquired an additional 1,500,000 Class A Ordinary Shares pursuant to a Private Subscription Agreement with the Company on June 17, 2026, for the purchase of 1,500,000 Class A Ordinary Shares at a a purchase price of US$1.04 per share, for an aggregate subscription amount of US$1,560,000. The Reporting Person was also awarded an additional 415,000 Class A Ordinary Shares as supplemental equity compensation on May 15, 2026, for his continued service to the Company during the 2026 financial year.

The Reporting Person serves as Chief Executive Officer, Chairman of the Board and Director of the Issuer and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on the disclosure in this statement and the foregoing, the aggregate number and percentage of Ordinary Shares of the Issuer owned by the Reporting Person is 8,452,600, constituting 41.13% of Ordinary Shares issued and outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 8,452,600 Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person entered into a Private Subscription Agreement with the Company on June 17, 2026, for the purchase of 1,500,000 Class A Ordinary Shares at a a purchase price of US$1.04 per share, for an aggregate subscription amount of US$1,560,000. The purchase price was determined with reference to the market price of the Company's Class A Ordinary Shares as of June 17, 2026. The Reporting Person was also awarded 415,000 Class A Ordinary Shares as supplemental equity compensation on May 15, 2026, for his continued service to the Company during the 2026 financial year.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person entered into a Private Subscription Agreement with the Company on June 17, 2026, for the purchase of 1,500,000 Class A Ordinary Shares at a a purchase price of US$1.04 per share, for an aggregate subscription amount of US$1,560,000. The purchase price was determined with reference to the market price of the Company's Class A Ordinary Shares as of June 17, 2026. The Reporting Person was also awarded 415,000 Class A Ordinary Shares as supplemental equity compensation on May 15, 2026, for his continued service to the Company during the 2026 financial year.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/2029138/000121390026068267/ea029459501ex99-1.htm https://www.sec.gov/Archives/edgar/data/2029138/000121390026069884/ea029524701ex99-1.htm

## Signatures
- Ng Chen Lok: /s/ Ng Chen Lok, Ng Chen Lok/Chief Executive Officer, Chairman of the Board and Director of Sagtec Global Limited (06/29/2026)